SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                            Moore Corporation Limited
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    615785102
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,810,329 shares, which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 88,042,266 shares outstanding.
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1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 4,810,329 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,021,800 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,810,329 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) The shares were purchased by Ontario Teachers' Pension Plan Board and Tundra Investors, L.P. TMI-FW, Inc. has sole voting power over 4,810,329 of these shares and sole voting and dispositive power over 1,732,961 of these shares pursuant to an account management agreement with Ontario Teachers' Pension Plan Board and sole voting and dispositive power over 288,839 of these shares pursuant to an account management agreement with Tundra Investors, L.P. Accordingly, Ontario Teachers' Pension Plan Board has no beneficial ownership over 1,732,961 of such shares and Tundra Investors, L.P. has no beneficial ownership over any of the 288,839 shares held in its account with TMI-FW, Inc.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 4,810,329 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,021,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,810,329 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as President of TMI-FW, Inc.
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
1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,788,529 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,788,529

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 3.2%


14.  Type of Reporting Person: CO

----------
(1) Pursuant to an account management agreement with TMI-FW, Inc., TMI-FW, Inc. has sole voting power over these shares.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of the Common Shares, no par value (the "Stock"), of Moore Corporation Limited (the "Issuer"). The principal executive offices of the Issuer are located at 1 First Canadian Place, P.O. Box 78, Toronto, Ontario, Canada M5X 1G5.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of TMI-FW, Inc., a Texas corporation ("TMI"), Thomas M. Taylor ("TMT") and Ontario Teachers' Pension Plan Board, an Ontario, Canada corporation ("Teachers"). TMI, TMT and Teachers are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     TMI

       TMI is a Texas corporation, the principal business of which is providing investment consulting services to third parties. The principal business address of TMI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMI are as follows:


                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of Thomas
                    Suite 3200                 M. Taylor & Co.
                    Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    Bass Enterprises
                                               Production Co. ("BEPCO")

William O.          201 Main Street          Senior Information/
 Reimann IV         Suite 3200                 Compliance Officer of
                    Fort Worth, Texas  76102   Taylor & Co.


     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TMT

     See answers above.


     Teachers

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal business address of Teachers, which also serves as its principal office, is 5650 Yonge Street, 5th Floor, North York, Ontario M2M 4H5. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

Claude Lamoureux    5650 Yonge Street        President and Chief Executive
                    5th Floor                  Officer of Teachers
                    North York, Ontario
                    M2M 4H5

Ted Medland         121 King Street West     Retired Financial Executive
(ChairPerson)       Suite 2525
                    Toronto, Ontario
                    M5H 3T9

Jalynn Bennett      247 Davenport Rd.        President of Jalynn H. Bennett
(Director)          Suite 303                  Associates, a strategic plan-
                    Toronto, Ontario           ning consulting firm whose
                    M5R 1J9                    principal business address and
                                               office are the same as for Ms.
                                               Bennett.

Gail Cook-Bennett   P.O. Box 59, Suite 1416  Executive Vice-President of
(Director)          Commercial Union Tower     Bennecon Limited, an economics
                    Toronto Dominion Centre    consulting firm whose principal
                    Toronto, Ontario           business address and office are
                    M5K 1E7                    the same as for Ms. Cook-Bennett.

Martin Hicks        9 Killarney Road         Self-employed Investment Consultant
(Director)          Toronto, Ontario
                    M5P 1L7

David Lennox        5160 Orbitor Drive       Secretary for Ontario Public School
(Director)          Mississauga, Ontario       Teachers' Federation, a teachers'
                    L4W 5H2                    union whose principal business
                                               address and office are the same
                                               as for Mr. Lennox.

Ann Finlayson       440 Markham Street       Self-employed journalist, speaker,
(Director)          Toronto, Ontario           freelance editor and consultant
                    M6G 2L2

Lucy Greene         150 King Street West     Human Resources Executive for Sun
(Director)          4th Floor                  Life Assurance Company of Canada,
                    Sunlife Centre             a life insurance company whose
                    Toronto, Ontario           principal business address and
                    M5H 1J9                    office are the same as for Ms.
                                               Greene.

Robin Korthals      121 King Street West     Retired Financial Executive
(Director)          Suite 2525
                    Toronto, Ontario
                    M5H 3T9

Geof Clarkson       P.O.  Box 251            Retired Partner with Ernst & Young
(Director)          Toronto-Dominion Centre
                    Toronto, Ontario
                    M5K 1J7

Gary Porter         820-439 University Ave.  Self-employed Chartered Accountant
(Director)          Toronto, Ontario
                    M5G 1Y8

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of TMT and the other executive officers of TMI-FW, Inc. are citizens of the United States of America. Each of Claude Lamoureux and the directors of Teachers are citizens of Canada.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TMI             Not Applicable (1)     Not Applicable (1)

       TMT             Not Applicable         Not Applicable

       Teachers        Pension Fund Assets    $86,663,270.63 (2)

       (1) TMI has not expended any of its funds for purchases of the shares of Stock reported herein. 288,839 shares of the Stock were purchased on behalf of Tundra Investors, L.P. ("Tundra") and are held in an account managed by TMI (the "Tundra Account") over which TMI has sole dispositive and sole voting power pursuant to an account management agreement with Tundra. TMI expended $5,829,673.08 of Tundra's partnership contributions to purchase such shares, which represents the U.S. dollar equivalent as of the date of each purchase.

       (2) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock, including those held in an account managed by TMI on behalf of Teachers (the "Teachers Account") in which TMI has sole beneficial ownership pursuant to an account management agreement with Teachers. For shares purchased directly by Teachers, Canadian dollars are converted to U.S. dollars based on the exchange rate for July 25, 1997 (1.3845); for shares purchased by TMI for the Teachers Account, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect for the date of the purchase.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons expect to have discussions with management of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also may have discussions with management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

       Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       TMI

       Pursuant to an account management agreement with Teachers, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,810,329. Pursuant to an account management agreement with Tundra, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 288,839, which, together with the 4,521,490 shares it owns beneficially pursuant to the account management agreement with Teachers, constitutes approximately 5.5% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TMI, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,810,329 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

       Teachers

       The aggregate number of shares of the Stock that Teachers owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,788,529, which constitutes approximately 3.2% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       TMI

       Pursuant to an account management agreement with Teachers, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote of 4,521,490 shares of the Stock, and the sole power to dispose or to direct the disposition of 1,732,961 shares of the Stock. Pursuant to an account management agreement with Tundra, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 288,839 shares of the Stock.

       TMT

       As the President and sole stockholder of TMI, TMT has the sole power to vote or to direct the vote of 4,810,329 shares of the Stock and the sole power to dispose or to direct the disposition of 2,021,800 shares of the Stock.

       Teachers

       Teachers has the sole power to dispose or to direct the disposition of 2,788,529 shares of the Stock. Teachers has no power to vote or direct the vote of any shares of the Stock.

       (c) During the past 60 days, the following Persons have purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange and the New York Stock Exchange, as follows:

                                  NO. OF SHARES        PRICE PER
PERSON                  DATE          PURCHASED OR SOLD        SHARE

Teachers                06-19-97           50,000 (P)       $  21.69(1)
Teachers                06-19-97           15,000 (P)          21.65(1)
Teachers                06-20-97            7,000 (P)          21.69(1)
Teachers (2)            07-10-97           85,713 (P)          19.69
Tundra   (3)            07-10-97           14,287 (P)          19.69
Teachers (2)            07-10-97           42,856 (P)          19.80
Tundra   (3)            07-10-97            7,144 (P)          19.80
Teachers (2)            07-10-97           42,856 (P)          19.83
Tundra   (3)            07-10-97            7,144 (P)          19.83
Teachers (4)            07-11-97          111,428 (P)          20.06
Tundra   (5)            07-11-97           18,572 (P)          20.06
Teachers (4)            07-11-97          115,285 (P)          20.06
Tundra   (5)            07-11-97           19,215 (P)          20.06
Teachers (2)            07-11-97           85,713 (P)          20.04
Tundra   (5)            07-11-97            2,587 (P)          20.04
Teachers (2)            07-11-97           42,856 (P)          20.04
Tundra   (3)            07-11-97           14,287 (P)          20.04
Teachers (2)            07-11-97           42,856 (P)          20.01

Tundra   (3)            07-11-97            7,144 (P)          20.04
Teachers (2)            07-11-97           42,856 (P)          20.04
Tundra   (3)            07-11-97            7,144 (P)          20.01
Teachers (4)            07-11-97           15,513 (P)          20.04
Tundra   (3)            07-11-97            7,144 (P)          20.04
Teachers (2)            07-21-97           85,714 (P)          20.42
Tundra   (3)            07-21-97           14,286 (P)          20.42
Teachers (2)            07-21-97           64,286 (P)          20.28
Tundra   (3)            07-21-97           10,714 (P)          20.28
Teachers          07-22-97            5,000 (S)          20.55(1)
Teachers          07-22-97            5,000 (S)          20.59(1)
Teachers (2)            07-22-97           11,400 (P)          20.47
Tundra   (3)            07-22-97            1,900 (P)          20.47
Teachers (2)            07-24-97           402,171(P)          20.29
Tundra   (3)            07-24-97            67,029(P)          20.29
Teachers (2)            07-24-97            21,429(P)          20.29
Tundra   (3)            07-24-97             3,571(P)          20.29
Teachers (2)            07-24-97           154,286(P)          20.29
Tundra   (3)            07-24-97            25,714(P)          20.29
Teachers (2)            07-25-97            21,429(P)          20.32
Tundra   (3)            07-25-97             3,571(P)          20.32
Teachers (2)            07-25-97           318,600(P)          20.32
Tundra   (3)            07-25-97            53,100(P)          20.32
Teachers (2)            07-25-97            25,714(P)          20.25
Tundra   (3)            07-25-97             4,286(P)          20.25



      (1) Shares were purchased with Canadian dollars. The price listed reflects the U.S. dollar equivalent based on the exchange rate reported for July 25, 1997.

      (2) The shares were purchased and sold on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly, Teachers has no beneficial ownership in any of such shares. Shares were purchased with Canadian dollars. The price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      (3) The shares were purchased on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were purchased with Canadian dollars. The price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      (4) The shares were purchased and sold on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly, Teachers has no beneficial ownership in any of such shares. Shares were purchased with United States dollars.

      (5) The shares were purchased on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were purchased with United States dollars.

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Except as set forth herein, each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii).
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      July 29, 1997


                                    TMI-FW, INC.



                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Vice President

                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation


                                    By: /s/ Claude Lamoureux
                                          Claude Lamoureux,
                                          President and Chief Executive Officer


                                     /s/ W.R. Cotham
                                    W.R. Cotham
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith